EXHIBIT 99

                                  RISK FACTORS

DEPENDENCE ON CERTAIN CUSTOMERS

The Company's revenues are highly dependent on expenditures by the poultry producing industry. The Company's operations could be materially and adversely affected by a general economic decline in this industry. The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of customers. In 1997, one customer, Tyson Foods, Inc., accounted for approximately 28% of the Company's consolidated revenues. Also, Perdue Farms and ConAgra Poultry accounted for approximately 8% and 7%, respectively, of consolidated 1997 revenues. The Company continues to experience such concentration in the current year and is likely to do so in future years. The loss of any such customer could materially adversely affect the Company's revenues.

EFFECT OF ECONOMIC FACTORS ON REVENUES AND EARNINGS

The Company's revenues and earnings may be impacted by domestic and global economic factors that are beyond the Company's control, such as fluctuations in the price of poultry feed, export demand for U.S. poultry products, and the extent to which its cost of products and operating expenses could increase faster than contractual price adjustments with its customers. A principal component of the Company's revenues is fees charged to customers for the number of eggs injected with the INOVOJECT(R) system. Rising poultry feed prices increase the production costs of commercial poultry producers and may cause them to reduce production which, in turn, could adversely impact the Company's revenues. Adverse economic conditions in markets outside the United States could also have a negative impact on the Company's revenues and earnings in those markets.

INTERNATIONAL SALES AND MARKETING

The Company intends to continue its efforts to expand into markets outside of North America. Sales outside of North America have accounted for approximately 9%, 10%, and 6% of revenues in fiscal 1997, 1996 and 1995, respectively. The volume and consistency of such sales is subject to economic and political conditions in the markets in which Embrex does business, which are beyond the Company's control. In addition, there is no assurance that the INOVOJECT(R) system will be successfully marketed outside of North America since market acceptance is often dependent on the need for biological products to be administered and on regulatory approval of in ovo administration of these products.

NO ASSURANCE OF MARKET ACCEPTANCE OR DEVELOPMENT OF NEW PRODUCTS

Embrex's principal existing product, the INOVOJECT(R) system, has only been in full commercial use since 1993. The market acceptance of new technologies, including those of the Company, is subject to a number of factors, including the ability of the technology to meet potential customers' needs more effectively than competitive products or technologies, and any concerns which may be associated with the use of new technology, such as reliability and maintenance. Furthermore, future growth in INOVOJECT(R) system revenue will be dependent on markets outside the United States where barriers to entry include commercial acceptance of the INOVOJECT(R) system for prevailing poultry diseases and regulatory approval of both the INOVOJECT(R) system and biological products.

In addition to the presently marketed INOVOJECT(R) system, Embrex, both itself and together with collaborators, is developing vaccines for control of viral and parasitic diseases and products for health and performance modification which are in various stages of development. These products are subject to the risks inherent in the development of products based on innovative technologies and are subject to various regulatory approval requirements.

Embrex has developed and commercialized a technology using its proprietary viral neutralizing factor ("VNF(R)") which permits a single dose immunization of an egg embryo for the life of the bird. The Company markets a vaccine known as Bursaplex(TM) which uses Embrex's VNF(R). The vaccine has been approved by the United States Department of Agriculture ("USDA") for in ovo and post-hatch use. However, Bursaplex(TM) has only recently been sold in commercial quantities and there is no assurance that the product will continue to be sold in commercial quantities even if it is shown to be effective.



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The  development and  commercialization  of additional new products will require substantial testing and development and regulatory approval.

DEPENDENCE ON OTHERS

Embrex   plans  to  continue  to  conduct  its   operations   with  third  party
collaborators, licensors or licensees. While Embrex believes its present and future collaborators, licensors and licensees will have an economic motivation to succeed in performing their obligations under its agreements with them, the amount and timing of funds and other resources to be devoted under such agreements will be controlled by such other parties and are subject to financial or other difficulties that may befall such other parties.
Thus, no assurance can be given that Embrex will generate any revenues from such agreements.

Embrex does not have large scale facilities for the production of Embrex's INOVOJECT(R) system and biological products and does not plan to develop such facilities in the foreseeable future. Embrex therefore will rely principally upon relationships with contract manufacturers. There can be no assurance that manufacture and supply agreements will be maintained on terms and at costs acceptable to Embrex.

The Company has developed a strategic relationship with a single contract manufacturer to fabricate its INOVOJECT(R) systems. While other machine fabricators exist and have constructed limited numbers of INOVOJECT(R) systems, a change in fabricators could cause a delay in manufacturing and a possible delay in the timing of future INOVOJECT(R) installations and revenues from those installations.

The Company has granted Select Laboratories, Inc. ("Select"), a wholly-owned subsidiary of Rhone Merieux SA, exclusive rights to manufacture Infectious Bursal Disease vaccines containing Embrex's proprietary VNF(R) product for Embrex to market in North America, Latin America and Asia under the trade name Bursaplex(TM). Embrex has also granted Cyanamid Websters ("Websters"), a unit of Ft. Dodge Animal Health, which is a division of American Home Products Corp., exclusive rights to manufacture and market Infectious Bursal Disease vaccines containing the Company's VNF(R) product to be marketed in Europe, the Middle East and Africa under the trade name Bursamune(TM). Additionally, the Company has one contract supplier of its VNF(R) product, the only supplier that was included in the USDA's approval for in ovo use of Bursaplex(TM). The manufacture of the bursal disease vaccines being produced by Select and Websters, and the Company's VNF(R) product, generally must be performed in licensed facilities or under approved regulatory methods. Although there are other manufacturers who are capable of manufacturing bursal disease products and producing products such as VNF(R), a change of suppliers could adversely affect the Company's future operating results due to the time it would take a new supplier to obtain regulatory approval of its production process and/or manufacturing facilities.

In June 1997, the Company announced that Ft. Dodge Animal Health indicated that its application for U.K. in ovo regulatory approval of Bursamune(TM) had been provisionally refused. Both the Company and Ft. Dodge had anticipated approval by the middle of 1997, however, Ft. Dodge indicated that the U.K. regulatory authority requested that further data be supplied. The Company is working with Ft. Dodge and Websters, which are responsible for obtaining the necessary approvals for Bursamune(TM) in both the U.K. and other European Community markets, to respond to the U.K. regulatory authority request for data with respect to Bursamune(TM). While the Company anticipates that regulatory approval in the U.K., as well as some other European Community markets, will occur during the summer of 1998, there can be no assurances that such approvals will be forthcoming.

POSSIBLE NEED FOR ADDITIONAL FINANCING

From its inception in May 1985 through December 31, 1997, Embrex had cumulative operating losses (accumulated deficit) of $38.9 million. Until the first quarter of 1996, Embrex had incurred operating losses since its inception. Although the Company has been profitable in 1996 and 1997, there can be no assurance that Embrex will continue to operate profitably.

The ability of Embrex to attain revenues sufficient to meet its cash requirements for operations is dependent upon continued market acceptance of the INOVOJECT(R) system on lease terms acceptable to Embrex and on the successful development and commercialization of additional products. The extent of the Company's future revenues, if any, derived



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from INOVOJECT(R)  fees is subject to many variables such as whether  additional agreements for INOVOJECT(R) systems are reached, the timing of any agreements, whether existing or new installation schedules are met, and the extent to which customers use the INOVOJECT(R) system.

Although the Company anticipates that its existing funds, as well as revenues from operations, will be adequate to sustain its existing operations for the foreseeable future, there are no assurances that such funds will be sufficient. If additional funds become necessary to sustain existing operations or anticipated growth, the Company will be required to seek additional financing, and there can be no assurance that such financing will be obtainable or that, if available, such financing will be on terms favorable or acceptable to the Company. Obtaining additional financing for such purposes may be difficult or impossible, or financing may only be available on terms unfavorable or unacceptable to the Company.

GOVERNMENT REGULATION AND NEED FOR REGULATORY APPROVAL

Although the use of the INOVOJECT(R) system is not subject to regulatory approval in the U.S., the research and development activities of Embrex as well as the investigation, manufacture and sale of poultry health and performance enhancement products are subject to regulation either by the USDA or the United States Food and Drug Administration ("FDA") and state and foreign agencies. Foreign agencies may also require approval of the INOVOJECT(R) system. The process of obtaining governmental approval is costly and at the USDA generally takes from one to three years and at the FDA five or more years. There can be no assurance that any future product that Embrex may develop will be approved by the USDA, the FDA or any other regulatory agency. Delays in obtaining regulatory approval may adversely affect the marketing of any products developed by Embrex and the ability of Embrex to receive product revenues and royalties. There can be no assurance that regulatory approvals for Embrex's future products will be obtained without lengthy delays, if at all.

Moreover, Embrex is, or may become, subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices and the use and disposal of hazardous substances used in conjunction with Embrex's research work. In addition, Embrex cannot predict the extent of governmental regulations which might have an adverse effect on the production and marketing of Embrex's products.

Embrex has entered into and intends to continue to enter into licensing or joint development agreements pursuant to which costs associated with the regulatory approval process for some products are and will be borne by the licensees or joint developers. To the extent that Embrex is unable to generate sufficient funds from operations or enter into licensing or joint development agreements to develop products, it may not have the financial resources to complete the regulatory approval process with respect to all or any of the products currently under development. Products developed by Embrex may not be marketed commercially in any jurisdiction in which required approvals have not been obtained.

PATENTS AND PROPRIETARY RIGHTS

Certain of Embrex's products and certain of the processes by which Embrex is able to produce its products are proprietary. Embrex has ownership rights to some of the technologies employed in these processes, and some are owned by others and exclusively licensed to Embrex. Embrex believes that patent protection of materials or processes it develops and any products that may result from Embrex's and licensors' research and development efforts are important to the possible commercialization of Embrex's products. The patent position of companies such as Embrex generally is highly uncertain and involves complex legal and factual questions. To date no consistent policy has emerged regarding the breadth of claims allowed in biotechnology patents. Accordingly, there can be no assurance that patent applications relating to Embrex's products or technology will result in patents being issued or that, if issued, the patents will afford protection against competitors with similar technology. Moreover, some patent licenses held by Embrex may be terminated upon the occurrence of certain events or become non-exclusive after a specified period. In addition, companies that obtain patents claiming products or processes that are necessary for or useful to the development of Embrex's products could bring legal actions against Embrex claiming infringement. Embrex is currently not the subject of any patent infringement claim. There can be no assurance that Embrex will have the financial resources necessary to enforce any patent rights it may hold. Also, Embrex may be required to obtain licenses from others to develop, manufacture or market its products. There can be no assurance that Embrex will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.



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Embrex also relies upon unpatented, proprietary technology, and no assurance can be given that others will not independently develop substantially equivalent proprietary information or techniques or properly gain access to Embrex's proprietary technology, or disclose such technology, or that Embrex can meaningfully protect its rights in such unpatented proprietary technology.

Embrex attempts and will continue to attempt to protect its proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its proprietary materials or processes or who have licensing or research arrangements with Embrex. Despite these protections, no assurance can be given that others will not independently develop or obtain access to such materials or processes or that Embrex's competitive position will not be adversely affected thereby.

In September 1996, Embrex filed a patent infringement suit in the United States District Court for the Eastern District of North Carolina against Service Engineering Corporation, a Maryland corporation, and Edward G. Bounds, Jr., a Maryland resident and officer of Service Engineering Corporation. The suit alleged that each of the defendants' development of an in ovo injection device, designed to compete with Embrex's patented INOVOJECT(R) injection method, infringes at least one claim of the U.S. patent No. 4,458,630 exclusively licensed to Embrex for the in ovo injection of vaccines into an avian embryo (the "Sharma Patent"). Further, Embrex claims that the defendants have violated the terms of a Consent Judgment and Settlement Agreement entered into with Embrex in November 1995 in which prior litigation was concluded with Service Engineering and Bounds agreeing not to engage in future activities violating the Sharma Patent. Embrex sought injunctive relief to prevent infringement of the Sharma Patent as well as monetary damages. In November 1996, Service Engineering Corporation and Edward G. Bounds responded to Embrex's patent infringement suit by asserting various affirmative defenses and denying the substantive allegations in Embrex's complaint. This suit is still pending and final disposition is expected in 1998. The outcome of this litigation is uncertain and there is no assurance that Embrex will prevail on the merits or successfully defend the validity of its patent.

In March 1997, Service Engineering Corporation, a Maryland corporation, and Edward G. Bounds, Jr., a Maryland resident and an officer of Service Engineering Corporation, filed suit against the United States Department of Agriculture in the United States District Court for the District of Maryland with respect to its grant to Embrex of an exclusive license for the Sharma Patent. The complaint alleges that the USDA did not adequately comply with statutory and regulatory requirements in making the grant to Embrex of an exclusive license to the Sharma Patent, the revision of the exclusive license in 1991 and the revision of the exclusive license in 1994, which extended the period of exclusivity, originally set to terminate on December 31, 1996, through the patent expiration date. Plaintiffs allege that in December 1996 (after Embrex had instituted the above referenced action for patent infringement and breach of contract), the Plaintiffs requested the USDA to grant them a license of the Sharma Patent. The Plaintiffs allege that the USDA refused to do so because the USDA said that the license was not available and that the Plaintiffs had no basis for relief. Plaintiffs also allege that the USDA wrongfully consented to Embrex's bringing suit against the Plaintiffs. Plaintiffs are seeking to have the court set aside the extension of the exclusive license, the USDA's grant of permission for Embrex to sue Service Engineering Corporation, Edwards G. Bounds, Jr. and IGI, Inc. for patent infringement, the USDA's refusal to grant to Service Engineering Corporation a non-exclusive license to the Sharma Patent and the USDA's refusal to act favorably upon Service Engineering Corporation's appeal from the refusal to grant it a non-exclusive license. In addition, Plaintiffs seek to have the court issue an order requiring the USDA, prior to granting any exclusive license under the Sharma Patent, including by extending the term of a pre-existing exclusive license, to observe the procedures set forth under laws and regulations governing the grant of licenses to patents owned by the USDA, and to remand the matter to the USDA to take action in accordance with the order. Plaintiffs also seek attorneys' fees and costs from the USDA. This suit was stayed in January 1998 for 60 days pending resolution of the suit between Embrex and Service Engineering Corporation and Edward G. Bounds, Jr. The outcome of this litigation is uncertain and there is no assurance that its resolution will be favorable to Embrex.

DEPENDENCE ON KEY PERSONNEL

Embrex's ability to develop marketable products and maintain a competitive research and technological position will depend on its ability to continue to attract and retain experienced and highly educated scientific and management personnel and advisors. Competition for qualified employees among biotechnology companies is intense and the loss of key scientific or management personnel would adversely affect Embrex. Embrex has obtained insurance in the amount of $1,000,000 on the life of Randall L. Marcuson, its President and Chief Executive Officer, of which Embrex is the sole beneficiary. There can be no assurance that Embrex will be able to continue to attract and retain qualified staff.


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SUPPORT AND MAINTENANCE REQUIREMENTS

The Company is required to supply, support, and maintain large numbers of INOVOJECT(R) systems at its customers' hatcheries on a timely basis at a reasonable cost to the Company. There can be no assurance that the Company will be able to continue to provide such services on a cost-effective basis.

TECHNOLOGY AND COMPETITION

The areas of technology in which Embrex is involved are subject to rapid and significant technological change. Competitors include independent companies that specialize in biotechnology as well as major chemical and pharmaceutical companies, universities, and public and private research organizations, many of which are well established and have substantially greater marketing, financial, technological and other resources than Embrex. There can be no assurance that a competitive delivery method, either within or outside the United States, will not be developed and gain commercial acceptance. Also, there can be no assurance that competitors will not succeed in developing technologies and products that are more effective than any which have been or are being developed by Embrex or which would render Embrex's technology and products obsolete or non-competitive.

ISSUANCE OF PREFERRED STOCK; SHAREHOLDER RIGHTS PLAN; ANTI-TAKEOVER EFFECTS

The Board of Directors has the authority to issue up to 15,000,000 shares of Preferred Stock in one or more series and to determine the designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, of the shares constituting any series of Preferred Stock, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends and in liquidation over the Common Stock, and could (upon conversion or otherwise) enjoy all of the rights appurtenant to Common Stock.

The authority of the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue the Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock and the Board of Directors has no present intention to issue any Preferred Stock.

Embrex adopted a shareholder rights plan which could have the effect of discouraging a takeover of the Company. The rights plan, if triggered, would make it more difficult to acquire the Company by, among other things, allowing existing shareholders to acquire additional shares at a substantial discount, thus substantially inhibiting an acquiror's ability to obtain control of the Company.

UPGRADE TO COMPANY'S INTERNAL SYSTEMS AND YEAR 2000 COMPLIANCE

The efficient management of information is critical to the Company as it grows and the complexity of its business increases. The Company believes that keeping pace with technological advances in this area is important to the Company's continued success. As a result, the Company intends to continue to upgrade its internal systems and software. As the year 2000 approaches, an important business issue have emerged regarding how existing application software and operating systems can accommodate this date value. Many existing application software products, including the Company's, were designed to accommodate only a two-date year. For example, "98" may be stored on a system to represent 1998 and "00" represents 1900. Irrespective of the Year 2000 issue, the Company needs to upgrade its accounting system to meet the demands of its business. The Company is developing plans for the upgrade of its software and hardware as necessary to address both its increased internal needs and the impact of the year 2000 on its systems. The Company believes that the additional costs associated with the Year 2000 aspects of the upgrade will be immaterial. The inability of the Company or its software and hardware vendors to upgrade the Company's systems in a manner that fully addresses the Company's needs and the year 2000 issue could have an adverse impact on the Company's ability to produce the information necessary to manage its business, communicate with its customers and suppliers, and prepare financial statements.



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